345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams and Sandra Hunter Berkeimer

Re:	Roth CH Acquisition II Co. Preliminary Proxy Statement on Schedule 14A Filed May 14, 2021 File No. 001-39795

Dear Mr. McWilliams and Ms. Berkeimer:

On behalf of our client, Roth CH Acquisition II Co., a Delaware corporation (the “Company”), we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) filed on May 14, 2021 contained in the Staff’s letter dated June 11, 2021 (the “Comment Letter”). Please note that our responses below, insofar as relevant information relates to Reservoir Holdings, Inc., a Delaware corporation (“Reservoir”), or matters arising from Reservoir’s participation in the preparation of the Proxy Statement, are based on our discussions with and information received from Reservoir or its counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, who have similarly participated in the preparation and review of this response letter.

The Company has filed via EDGAR an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Preliminary Proxy Statement filed May 14, 2021

General

1.	Please provide your analysis why the proposed issuance of ROCC common stock as consideration for the business combination does not require registration under the Securities Act.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that the issuance of the ROCC Common Stock to the six stockholders of Reservoir (the “Sellers”) in connection with the Business Combination qualifies as a private placement, exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder.

The Commission generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees; (2) sophistication of the offerees; (3) relationship between the issuer and the offerees; and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

(1) Number of offerees. Shares of the Company’s stock are only being offered as consideration (the “Per Share Merger Consideration”) for the Business Combination to the six Sellers.

(2) Sophistication of the offerees. Based on representations made by Reservoir in Section 3.25 of the Agreement and Plan of Merger, dated as of April 14, 2021 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), each of the six Sellers is considered an “accredited investor” within the meaning of Rule 501(a) under the Securities Act and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the acquisition of the Per Share Merger Consideration and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to acquire the Per Share Merger Consideration.

(3) Relationship between the issuer and the offerees. Because the Company is a blank check company, the post-Business Combination operations of the Company will be the current operations of Reservoir. The Sellers currently own shares of Reservoir, which affords them access to disclosure of more information than a registration statement would provide.

(4) Size and manner of the offering. The Sellers are participating in the issuance of the ROCC Common Stock pursuant to the Merger Agreement as a result of confidential negotiations between the Company, Reservoir and the Sellers.

For the reasons stated above, the issuance of the ROCC Common Stock to the Sellers is exempt from registration under the Securities Act pursuant to Section 4(a)(2) and Rule 506(b) of Regulation D promulgated thereunder.

Q: How will the Initial Stockholders vote?, page 4

2.	In light of the Letter Agreement, please quantify the percentage of ROCC common stock held by public stockholders that would need to be voted in favor of the business combination in order to approve the business combination.

Response: Changes in response to the Staff’s comment are reflected in the Letter to Stockholders, Notice of Special Meeting and on pages 44 and 71 of the Amended Proxy Statement.

Q: What interests do the Sponsor, CR Financial Holdings, Inc. and ROCC’s executive officers and directors have in the Business Combination?, page 5

3.	Refer to the fifth and sixth bullet points of this answer. Please clarify that the fact that the Initial Stockholders paying significantly less for their stock and warrants than public investors creates an incentive where insiders could potentially substantially profit even if business combination subsequently declines in value and is therefore unprofitable for public investors. Please similarly revise your risk factor disclosure.

Response: Changes in response to the Staff’s comment are reflected on pages 53 of the Amended Proxy Statement.

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: Changes in response to the Staff’s comment are reflected on pages 5, 22, 45 and 102 of the Amended Proxy Statement.

Risk Factors, page 32

5.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include a new risk factor relating to the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please see pages 43-44 of the Amended Proxy Statement.

Background of the Business Combination
Certain Prospective Financial Information of Reservoir, page 76

6.	Please revise the second to last sentence of the last paragraph on page 76 to remove the implication that investors are not entitled to rely on disclosure contained in the proxy statement.

Response: In response to the Staff’s comment, the Company has revised the second to last sentence of the last paragraph on page 81 of the Proxy Statement to remove the implication that investors are not entitled to rely on disclosure contained in the Proxy Statement. Please see page 81 of the Amended Proxy Statement.

Information about Reservoir
Our Company, page 128

7.	Please revise the first paragraph of this subsection by briefly discussing the factors that make you “one of the world’s leading independent music companies.”

Response: In response to the Staff’s comment, the Company has revised the first paragraph to include additional disclosure with respect to Reservoir’s rankings and awards. Please see pages 14 and 133 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Reservoir
Total Revenues, page 155

8.	Where you attribute increases in revenue to acquisitions of music catalogs, please quantify the increases related to these acquisitions.

Response: In response to the Staff’s comment, the Company has revised the discussion of the revenue increase to include specific amounts attributable to each acquisition that is cited in that section. Please see page 160 of the Amended Proxy Statement.

Description of the Combined Company’s Securities
Choice of Forum, page 202

9.	Please disclose here that the federal forum provision in Article XI of the Proposed Charter applies to claims arising under the Securities Act. Please also add a risk factor describing the attendant risks of the choice of forum and federal forum provisions in the Proposed Charter.

Response: In response to the Staff’s comment, the Company has revised the “Choice of Forum” section of the Proxy Statement to disclose that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In addition, the Company has revised the Proxy Statement to include a new risk factor relating to the choice of forum and federal forum provisions of the Proposed Charter. Please see pages 51 and 193-194 of the Amended Proxy Statement.

2. Summary of Significant Accounting Policies
Notes to the Consolidated Financial Statements
(o) Revenues, page F-46

10.	Please clarify for us whether you recognize any royalty revenues in arrears.

Response: The Company advises the Staff that Reservoir recognizes royalty revenues when sale or usage occurs, or at the time control of the license is transferred to the customer, where applicable. Sale or usage data is provided by customers in the form of usage reports, which are used to determine applicable royalties when available for the reporting period. When usage reports are provided in arrears, Reservoir estimates usage to record royalty revenue when sale or usage occurs in accordance with ASC Topic 606. These estimates are later adjusted to record revenue based on actual usage when usage reports are provided to Reservoir. Reservoir discloses the amount of such adjustments as revenue recognized from performance obligations satisfied in previous periods in Note 3 – Revenue Recognition to its consolidated financial statements.

Reservoir has revised its revenue accounting policy disclosure in its consolidated financial statements for the fiscal year ended March 31, 2021, on pages F-48 and F-49 of the Amended Proxy Statement, to clarify that royalty revenue is recognized as sale or usage occurs irrespective of the timing of receipt of usage reports.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or David S. Huntington at (212) 373-3124 of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Gordon Roth
Roth CH Acquisition II Co.

Jim Heindlmeyer
Reservoir Holdings, Inc.

David S. Huntington, Esq.
Anastasiya Lisovskaya, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP